

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 12, 2009

<u>Via U.S. Mail and Fax (310) 643-7457</u>

Melvin Gagerman
Chief Financial Officer
Aura Systems, Inc.
2330 Utah Avenue.
El Segundo, California 90245

> **Re:** **Aura Systems, Inc.**
> **Form 10-K for the fiscal year ended February 29, 2008**
> **Filed June 13, 2008**
> **Form 10-Q for the fiscal quarter ended November 30, 2008**
> **File No. 000-17249**

Dear Mr. Gagerman:

　　We have reviewed correspondence dated April 29, 2009 and related filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Item 9A(T). Controls and Procedures, page 27

1.   We note your response to our comment 4. In your proposed disclosure to be
        included in your amendment and restatement of Item 9A(T), please tell us why
        you include the language "as amended" in your first sentence of the first
        paragraph. If you are including a definition of disclosure controls and procedures,
        please ensure that it agrees to the definition as set forth in Exchange Act Rule
        13a-15(e).

Financial Statements

Note 1 – Organization and Operations

Chapter 11 reorganization, page F-7

2.   We note your response that "control did not change during the Chapter 11
        bankruptcy filing." Tell us how you analyzed the two points from paragraph 36
        of SOP 90-7. That is, tell us how you determined if the reorganization value of
        the assets of the emerging entity immediately before the date of confirmation was
        less than the total of all post-petition liabilities and allowed claims, and if holders
        of existing voting shares immediately before confirmation received less than 50
        percent of the voting shares of the emerging entity.

3.   Since you have concluded that you do not qualify for fresh-start accounting,
        please tell us how your accounting for the reorganization complies with paragraph
        41 of SOP 90-7.

Note 3 - Inventories, page F-12

4.   Refer to prior comments 11 – 15. We note that the ECU's were all purchased in
        1998 and are in excess of 10 years old. Since ECU's are the largest component of
        your inventory, please tell us the number of ECU's sold during fiscal year 2008
        and in the nine months ended November 30, 2008 compared to the number of
        units held in inventory. Tell us the time period over which you anticipate selling
        the remaining ECU's.

5.   We see from your response to prior comment 15 that demand for the basic 3Kw
        system is lower and the inventory is not decreasing very rapidly. Please tell us
        the amount of sales, in units sold and total revenues, of inventory related to the
        5Kw system during fiscal year 2008 and in the nine months ended November 30,
        2008. Compare this amount to the inventory of 5Kw system, net of any reserves.

Also, tell us the time period over which you expect to turnover this inventory in the future.

6.   We also see that non-current inventory increased from February 29, 2008 to November 30, 2008 from $2,473,952 to $2,810,415. Please tell us and disclose in future filings the reasons for the increase in non-current inventory. Please tell us how this trend impacts your analysis of whether the non-current inventory is realizable.

Warrants, page F-17

7.   We re-issue our previous comment 20. Please specify what line item on the statement of stockholder's equity you have included the value of the warrants. Also, tell us how you determined the measurement date as defined in EITF 96-18. In your response and in future filings, please include a discussion of your accounting under EITF 96-18, including your determination of the measurement date, the expense currently recorded, and the amount to be recorded for all warrants issued for services.

Note 15 – Subsequent Events, page F-21

8.   We re-issue our previous comment 23. Tell us specifically your accounting for the modification of stock options under SFAS 123-R, including how you determined whether there was an increase in fair value. If your analysis of the modification under SFAS 123-R resulted in additional charges, please tell us the amount of the additional expense and where you recorded this charge. In future filings, please fully describe the modification, quantify the charges recorded and discuss your accounting for the transaction.

Form 10-Q for the fiscal quarter ended November 30, 2008

Note 6. Notes Payable and Other Liabilities, page 13

9.   Refer to prior comment 26. From your current disclosure, the discussion of the beneficial conversion feature (BCF) appears to relate the note payable that was converted to stock during the nine months ended November 30, 2008. For example, you state under footnote (a) of Note 6 that "the Company recorded beneficial conversion feature discount amounting to $368,900 as an interest expense during the nine months ended November 30, 2008." Please clarify to what debt this BCF relates. Please tell us and revise future filings to discuss the accounting for the BCF, including how you calculated the BCF, the amount of BCF currently recorded, and the period over which the BCF is being amortized.

10.   As a related matter, in future filings please clearly disclose all the material terms
        of all outstanding debt agreements, including the interest rates, terms, the
        conversion rate and all conditions that may result in adjustments to that rate,
        calculation of beneficial conversion features, existence of related warrants and
        their features, etc.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
cover letter with your response and amendment that keys your responses to our
comments and provides any requested information. You may wish to provide us with
marked copies of your amendment for our review. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3664 if
you have questions regarding these comments. In this regard, do not hesitate to contact
Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

                                        Sincerely,

                                        Kristin Lochhead
                                        Reviewing Accountant